Exhibit 99.1

METALDYNE PERFORMANCE GROUP INC.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Metaldyne Performance Group Inc.

Southfield, MI

We have audited the accompanying consolidated balance sheet of Metaldyne Performance Group Inc. and subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2016. Our audit also included the financial statement schedule listed in the Index at Item 9.01. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Metaldyne Performance Group Inc. and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Detroit, MI
March 2, 2017

The Board of Directors

Metaldyne Performance Group, Inc.

We have audited the accompanying consolidated balance sheet of Metaldyne Performance Group Inc. and subsidiaries as of December 31, 2015 and the related consolidated statements of operations, comprehensive income, stockholders’ equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II: Valuation and Qualifying Accounts for each of the years in the two-year period ended December 31, 2015. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metaldyne Performance Group, Inc. and subsidiaries as of December 31, 2015 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedule for each of the years in the two-year period ended December 31, 2015, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Detroit, Michigan

February 29, 2016, except for the effects of the retrospective application of ASU 2015-03, Interest — Imputation of Interest (Topic 835-30), as disclosed in Note 4, to which the date is March 2, 2017

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$209.7	168.2
Receivables, net:
Trade	314.6	309.1
Other	34.8	35.4
Total receivables, net	349.4	344.5
Inventories	168.4	186.8
Prepaid expenses	11.5	15.0
Other assets	52.7	21.5
Total current assets	791.7	736.0
Property and equipment, net	831.6	786.0
Goodwill	907.7	907.7
Amortizable intangible assets, net	639.1	708.9
Deferred income taxes	7.4	1.7
Other assets	13.0	17.3
Total assets	$3,190.5	3,157.6
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$260.5	248.9
Accrued compensation	49.6	55.2
Accrued liabilities	77.1	66.8
Short-term debt	1.0	0.7
Current maturities, long-term debt and capital lease obligations	13.2	14.5
Total current liabilities	401.4	386.1
Long-term debt, less current maturities	1,809.2	1,827.1
Capital lease obligations, less current maturities	22.7	22.5
Deferred income taxes	223.7	231.3
Other long-term liabilities	54.3	51.6
Total liabilities	2,511.3	2,518.6
Stockholders’ equity:
Common Stock: par value of $0.001 per share, 400 authorized, and 67.6 and 67.9 issued and outstanding, respectively	0.1	0.1
Common stock held in treasury, at cost: 1.9 and zero shares, respectively	(29.5)	—
Paid-in capital	880.7	856.2
Accumulated deficit	(92.0)	(162.9)
Accumulated other comprehensive loss	(83.5)	(57.3)
Total equity attributable to stockholders	675.8	636.1
Noncontrolling interest	3.4	2.9
Total stockholders’ equity	679.2	639.0
Total liabilities and stockholders’ equity	$3,190.5	3,157.6

See accompanying notes to consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net sales	$2,790.7	3,047.3	2,717.0
Cost of sales	2,321.5	2,531.3	2,294.1
Gross profit	469.2	516.0	422.9
Selling, general and administrative expenses	242.3	249.6	194.6
Acquisition costs	—	—	13.0
Goodwill impairment	—	—	11.8
Operating profit	226.9	266.4	203.5
Interest expense, net	103.5	107.5	99.9
Loss on debt extinguishment	—	0.4	60.7
Other, net	(11.9)	(15.4)	(11.3)
Other expense, net	91.6	92.5	149.3
Income before tax	135.3	173.9	54.2
Income tax expense (benefit)	38.4	48.1	(19.1)
Net income	96.9	125.8	73.3
Income attributable to noncontrolling interest	0.6	0.4	0.4
Net income attributable to stockholders	$96.3	125.4	72.9

Basic weighted average shares outstanding	67.5	67.3	67.1
Diluted weighted average shares outstanding	69.3	69.7	68.5

Net income per share attributable to stockholders
Basic	$1.43	1.86	1.09
Diluted	1.39	1.80	1.06

See accompanying notes to consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net income	$96.9	125.8	73.3
Other comprehensive loss, net of tax:
Foreign currency translation	(21.7)	(24.3)	(23.9)
Net actuarial gain (loss) on defined benefit plans (net of tax of $1.4, $(0.5), and $1.6, respectively)	(4.8)	1.8	(8.0)
Losses on defined benefit plans recognized in net income	0.2	0.4	—
Other comprehensive loss, net of tax	(26.3)	(22.1)	(31.9)
Comprehensive income	70.6	103.7	41.4
Less comprehensive income attributable to noncontrolling interest	0.5	0.4	0.4
Comprehensive income attributable to stockholders	$70.1	103.3	41.0

See accompanying notes to consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions)

	Common stock	Common stock held in treasury	Paid-in capital	Accumulated Deficit	Accumulated other comprehensive loss	Noncontrolling interest	Total stockholders’ equity
Balance, December 31, 2013	$0.1	—	557.5	(231.4)	(3.3)	2.1	325.0
Recognition of the Grede Transaction			258.6				258.6
Pre-combination issuance of Grede membership interests			1.9				1.9
Dividends				(111.3)			(111.3)
Other			(2.4)				(2.4)
Stock-based compensation expense			17.3				17.3
Offering related costs			(5.6)				(5.6)
Net income				72.9		0.4	73.3
Other comprehensive loss					(31.9)		(31.9)
Balance, December 31, 2014	$0.1	—	827.3	(269.8)	(35.2)	2.5	524.9
Dividends				(18.5)			(18.5)
Stock-based compensation expense			27.7				27.7
Cash settlement of equity awards			(3.6)				(3.6)
Issuance of common stock			3.0				3.0
Excess tax benefit on stock-based compensation			1.9				1.9
Offering related costs			(0.1)				(0.1)
Net income				125.4		0.4	125.8
Other comprehensive loss					(22.1)		(22.1)
Balance, December 31, 2015	$0.1	—	856.2	(162.9)	(57.3)	2.9	639.0
Dividends				(25.4)			(25.4)
Stock-based compensation expense			17.5				17.5
Cash settlement of equity awards			(4.9)				(4.9)
Issuance of common stock			9.3				9.3
Purchase of treasury stock		(29.5)					(29.5)
Excess tax benefit on stock-based compensation			2.6				2.6
Net income				96.3		0.6	96.9
Other comprehensive loss					(26.2)	(0.1)	(26.3)
Balance, December 31, 2016	$0.1	(29.5)	880.7	(92.0)	(83.5)	3.4	679.2

See accompanying notes to consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Cash flows from operating activities:
Net income	$96.9	125.8	73.3
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	221.3	229.8	210.8
Debt fee amortization	3.4	3.2	6.3
Loss on debt extinguishment	—	0.4	60.7
Goodwill impairment	—	—	11.8
Loss on fixed asset dispositions	5.3	2.8	2.1
Deferred income taxes	(12.5)	(14.8)	(88.4)
Recognition of deferred revenue	—	(0.8)	(0.9)
Noncash interest expense	1.1	1.1	0.9
Stock-based compensation expense	17.5	27.7	17.3
Foreign currency adjustment	(10.2)	(11.2)	(12.7)
Other	1.7	6.3	3.8
Changes in assets and liabilities:
Receivables, net	(2.7)	(5.8)	20.2
Inventories	17.0	12.0	(15.6)
Prepaid expenses and other assets	(27.1)	(10.3)	(1.0)
Accounts payable, accrued liabilities and accrued compensation	7.1	(28.5)	22.6
Long-term assets and liabilities, other	(0.2)	(7.7)	(5.8)
Net cash provided by operating activities	318.6	330.0	305.4
Cash flows from investing activities:
Capital expenditures	(194.5)	(226.3)	(156.4)
Proceeds from sale of fixed assets	0.5	4.0	1.4
Capitalized patent costs	(0.2)	(0.4)	(0.2)
Acquisition of business, net of cash acquired	(14.0)	—	(829.7)
Net cash used for investing activities	(208.2)	(222.7)	(984.9)
Cash flows from financing activities:
Cash dividends	(25.1)	(18.2)	(111.3)
Other stock activity	—	—	(2.4)
Purchases of treasury stock	(29.5)	—	—
Proceeds from stock issuance	9.3	3.0	260.5
Excess tax benefit on stock-based compensation	2.6	1.9	—
Cash settlement of equity awards	(4.9)	(3.6)	—
Borrowings of short-term debt	—	14.3	388.8
Repayments of short-term debt	—	(14.6)	(407.4)
Proceeds of long-term debt	—	1,326.6	2,658.3
Principal payments of long-term debt	(13.2)	(1,391.8)	(1,952.0)
Payment of debt issue costs	—	(0.1)	(45.4)
Proceeds of other debt	1.1	1.4	0.9
Principal payments of other debt	(2.5)	(5.0)	(7.7)
Payment of offering related costs	—	(0.1)	(5.6)
Net cash provided by (used for) financing activities	(62.2)	(86.2)	776.7
Effect of exchange rates	(6.7)	(9.4)	(8.9)
Net increase in cash and cash equivalents	$41.5	11.7	88.3
Cash and cash equivalents:
Cash and cash equivalents, beginning of year	$168.2	156.5	68.2
Net increase in cash and cash equivalents	41.5	11.7	88.3
Cash and cash equivalents, end of year	$209.7	168.2	156.5
Supplementary cash flow information:
Cash paid for income taxes, net	$59.4	67.6	63.9
Cash paid for interest	99.4	102.6	74.6
Noncash transactions:
Capital expenditures in accounts payables	31.8	29.5	36.2
Dividends on restricted stock awards, not yet paid	0.6	0.3	—

See accompanying notes to consolidated financial statements.

METALDYNE PERFORMANCE GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Business

Metaldyne Performance Group Inc. is a leading provider of components for use in engine, transmission and driveline (“Powertrain”) and chassis, suspension, steering and brake component (“Safety-Critical”) Platforms for the global light, commercial and industrial vehicle markets. We produce these components using complex metal-forming manufacturing technologies and processes for a global customer base of vehicle original equipment manufacturers (“OEMs”) and tier I suppliers (“Tier I suppliers”). Our components help OEMs meet fuel economy, performance and safety standards. Our metal-forming manufacturing technologies and processes include aluminum casting (“Aluminum Die Casting”), cold, warm or hot forging (“Forging”), iron casting (“Iron Casting”), and powder metal forming (“Powder Metal Forming”), as well as value-added precision machining and assembly (“Advanced Machining and Assembly”). These technologies and processes are used to create a wide range of customized Powertrain and Safety-Critical components that address requirements for power density (increased component strength to weight ratio), power generation, power / torque transfer, strength and Noise, Vibration and Harshness (“NVH”). Metaldyne Performance Group Inc. is organized and operated as three operating segments: the HHI segment, the Metaldyne segment and the Grede segment.

(2) Basis of Presentation and Consolidation

Basis of Presentation

Metaldyne Performance Group Inc. was formed through the reorganization of ASP HHI Holdings, Inc. (together with its subsidiaries, “HHI”), ASP MD Holdings, Inc. (together with its subsidiaries, “Metaldyne”) and ASP Grede Intermediate Holdings LLC (together with its subsidiaries, “Grede”) on August 4, 2014 (the “Combination”). The Combination occurred through mergers with three separate wholly owned merger subsidiaries of Metaldyne Performance Group Inc. (“MPG,” the “Company,” “we,” “our” and “us” and similar terms refer to Metaldyne Performance Group Inc. and all of its subsidiaries, including HHI, Metaldyne and Grede). In connection with the Combination, 13.4 million shares of MPG common stock were issued in exchange for the outstanding shares of HHI, Metaldyne and Grede. On November 18, 2014, the outstanding shares of MPG common stock were split at a 5-to-1 ratio (the “Stock Split”). After the Stock Split, 67.1 million shares were outstanding. The number of authorized shares was increased to 400.0 million.

Consolidation

The Combination has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests, that is, the bases of accounting of HHI, Metaldyne and Grede were carried over to MPG. These financial statements reflect the retrospective application of the MPG capital structure and the Stock Split for all periods presented.

All intercompany balances and transactions have been eliminated in consolidation.

(3) Significant Accounting Policies

The financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) as defined by the Financial Accounting Standards Board (“FASB”) within the FASB Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported therein. Use of significant estimates and judgments are inherent in the accounting for acquisitions, stock-based compensation, income taxes and employee benefit plans, as well as in the testing of goodwill and long-lived assets for potential impairment. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from these estimates.

Revenue Recognition

Revenue is recognized when there is evidence of a sale, delivery has occurred or services have been rendered, the sales price is fixed or determinable and the collectability of receivables is reasonably assured. The Company has ongoing adjustments to its pricing arrangements with customers based on the related content and cost of its products. These adjustments are accrued as products are shipped to customers. Such pricing accruals are adjusted periodically and as they are settled with the customers. The Company has agreements allowing the pass-through of changes in the prices of raw materials referred to as material surcharges. Material surcharges are recognized as revenue when an agreement is reached, delivery of the goods has occurred and the amount of the material surcharge is determinable.

Cash and Cash Equivalents

All highly liquid investments with an initial maturity of three months or less are considered to be cash and cash equivalents. A cash pooling strategy is in place with certain foreign operations. Checks issued but not presented to banks may result in book overdraft balances for accounting purposes and such book overdrafts are classified within accounts payable and the change as a component of operating cash flows.

Receivables

Accounts receivable are stated at amounts estimated by management to be the net realizable value. An allowance for doubtful accounts is recorded when it is probable that amounts will not be collected based on specific identification of customer circumstances, age of the receivable and other pertinent information. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Valuation allowances for doubtful accounts, pricing accruals and anticipated customer deductions and returns are recorded based upon current information.

Agreements are in place with international factoring companies to sell customer accounts receivable from locations in France, Germany, the Czech Republic, and the United Kingdom (“U.K.”) on a nonrecourse basis. The Company collects payment and remits such collections to the factoring companies for a portion of the sold receivables. The Company has no continuing involvement with all sold receivables. A commission is paid to the factoring company plus interest calculated from the date the receivables are sold to either the customer’s due date or a specified number of days thereafter or until the receivable is deemed uncollectible.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method and includes the cost of materials, direct labor and the applicable share of manufacturing overhead. To the extent management determines it is holding excess or obsolete inventory, the inventory is written down to its net realizable value.

Pre-production Costs on Long-term Supply Arrangements

Pre-production engineering, research and development costs related to products made for customers under long-term supply agreements are expensed as incurred. Pre-production tooling costs related to products made for customers under long-term supply agreements are expensed when reimbursement is not contractually guaranteed by the customer or where the customer has not provided a noncancelable right to use the tooling.

Long-lived assets

Long-lived assets other than goodwill are evaluated for impairment if adverse events or changes in circumstances indicate it is more likely than not that the assets are impaired. For each asset group affected by such impairment indicators, the recoverability of the carrying value of that asset group is determined by comparing the forecasted undiscounted cash flows related to that asset group to the asset group’s carrying value.

Property and equipment, net: Property and equipment additions, including significant improvements, are recorded at cost, less accumulated depreciation. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in cost of sales. Repair and maintenance costs are charged to expense as incurred.

Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets. Assets held under capital lease are included in property and equipment, net and the depreciation of these assets is included in accumulated depreciation. Capital lease assets are depreciated over the lesser of the lease term or their useful lives.

Amortizable intangible assets, net: The useful lives of intangible assets are determined based on consideration of multiple factors including the Company’s expected use of the assets, the expected useful life of related assets and other external factors that may limit the useful life. Amortization is provided for using the straight-line method over the estimated useful lives for intangible assets with definite useful lives.

Goodwill Impairment Testing

Goodwill is evaluated for impairment annually or more often if a triggering event occurs between annual tests. The annual tests are performed in the fourth quarter.

For each reporting unit to which goodwill has been assigned, the evaluation for impairment entails a quantitative analysis of the fair value of the reporting unit compared to the carrying value of the reporting unit. The Company may opt to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the quantitative assessment.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated to U.S. dollars at end-of-period exchange rates for assets and liabilities and an average monthly exchange rate for revenues and expenses. Translation adjustments are recorded as a component of accumulated other comprehensive loss within equity. Transaction gains and losses arising from fluctuations in foreign currency exchange rates on transactions denominated in currencies other than a subsidiary’s functional currency are recognized in other expense, net.

Stock-based Compensation

Stock-based compensation is measured based on the grant-date fair value of the award, and is recognized as expense over the requisite service period. To measure compensation cost of stock options, we determined fair value using a Black-Scholes pricing model. To measure compensation cost of restricted stock awards, we use the market value of the Company’s common stock as of the grant date.

Employee Benefit Plans

Annual net periodic benefit expense and benefit liabilities under defined benefit pension plans and statutory retirement benefits are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Pensions and other postretirement employee benefit costs and related liabilities and assets are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, expected returns on plan assets, health care cost trends, compensation and other factors. Each year end, actual experience is compared to the more significant assumptions used and the assumptions are adjusted, if warranted. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high quality fixed income investments. Certain pension benefits are funded through investments held with trustees and the expected long-term rate of return on fund assets is based on actual historical returns modified for known changes in the market and any expected change in investment policy. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, accordingly, generally affect recognized expense in future periods.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The effect of income tax positions are recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense.

Noncontrolling Interests

The accumulated amount of noncontrolling interests is classified in the consolidated balance sheets as a component of total stockholders’ equity and noncontrolling interests are reflected in the consolidated statements of comprehensive income and stockholders’ equity.

Fair Value Measurements

The fair values of assets and liabilities disclosed are categorized based on a fair value hierarchy giving the highest priority to the quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. The various levels of the fair value hierarchy are described as follows:

Level 1                         Financial assets and liabilities whose values are based on quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2                         Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

Level 3                         Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

(4) Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance, as agreed to by the FASB, is effective for the interim and annual periods beginning on or after December 15, 2017. Early adoption is permitted on January 1, 2017. The guidance permits the use of either a retrospective or cumulative effect transition method. We have not yet selected a transition method and are currently evaluating the impact of the guidance on the consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Topic 835-30). This guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This guidance is effective for fiscal years and interim periods beginning after December 15, 2015, and requires retrospective application. We adopted this guidance as of April 3, 2016, using retrospective application. Upon adoption of this guidance, the debt and total assets presented on our consolidated balance sheet were reduced by net debt issuance costs, which totaled $19.6 million as of December 31, 2015.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (Subtopic 740-10). ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the requirement for companies to present deferred tax liabilities and assets as current and non-current on the Consolidated Balance Sheets. Instead, companies will be required to classify all deferred tax assets and liabilities as non-current. This guidance is effective for annual and interim periods beginning after December 15, 2016 and early adoption is permitted. We elected to early adopt ASU 2015-17 prospectively, on December 31, 2015. The adoption of ASU 2015-17 did not have a material impact on our consolidated financial position, and had no impact on our results of operations or cash flows. No prior periods were retrospectively adjusted.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The primary focus of the standard addresses the accounting of lessees. It requires all lessees to recognize a right-of-use asset and a lease liability for virtually all leases (other than leases that meet the definition of a short-term lease) on the balance sheet. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. Operating leases will result in straight-line expense while finance leases will result in depreciation expense recorded on the right-of-use asset and interest expense recorded on the lease liability. Quantitative and qualitative disclosures are required to provide insight into the extent of revenue and expense recognized and expected to be recognized from leasing arrangements. This guidance becomes effective January 1, 2019. Early adoption is permitted. We are currently evaluating the impact this guidance will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). This guidance updates several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Specific changes include that all excess tax benefits and tax deficiencies (including tax benefits of dividends on share-based payment awards) should be recognized as income tax expense or benefit in the income statement. The tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity would also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits would be classified along with other income tax cash flows as an operating activity in the consolidated statement of cash flows. Also, an entity can make an accounting policy election to either estimate the number of awards that are expected to vest (current GAAP) or account for forfeitures when they occur. This ASU also amends guidance for the calculation of earnings per share under the treasury stock method by removing excess tax benefits as an assumed proceed from the exercise of options. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period.  We did not early adopt this guidance and are currently evaluating the impact on the consolidated financial statements.

(5) Acquisitions

Brillion Transaction

On September 2, 2016, the Grede segment acquired 100% of the equity of Brillion Iron Works, Inc. (“Brillion”) from its parent company Accuride Corporation (NYSE: ACW).  Brillion was a reportable segment for Accuride Corporation and consists of a foundry located in Brillion, Wisconsin, (the “Brillion Facility”) which supplies castings to the industrial machinery, construction, agricultural equipment and oil and gas markets, including flywheels, pump housings, valve body housings, small engine components, and other industrial components.

The purchase price for the acquisition was $14.0 million of cash consideration.  Under the acquisition method of accounting, all assets acquired and liabilities assumed were recorded in the consolidated financial statements at estimated fair value.  The allocation of purchase price paid resulted in receivables of $8.1 million, inventory of $3.8 million, property, plant, and equipment of $15.9 million, assumed liabilities of $12.8 million, and a gain on bargain purchase of $1.0 million.  The $1.0 million gain on bargain purchase is recorded within other, net on the consolidated statement of operations for the year ended December 31, 2016.

On September 12, 2016, the Company announced its plan to close the Brillion Facility and to consolidate substantially all of Brillion’s business into Grede’s existing locations.  As of December 31, 2016, the Brillion Facility had ceased operations.

Grede Transaction

On June 2, 2014 (the “Acquisition Date”), a subsidiary of American Securities, ASP Grede Intermediate Holdings LLC (together with its subsidiaries, “Grede”), purchased 97.1% of the membership interests in Grede Holdings LLC (the “Grede Transaction”). Management and outside investors purchased the remaining membership interests. Upon completion of the Combination, 100% of Grede was owned by the Company.

Purchase Accounting

The Grede Transaction was a cash purchase and was accounted for under the acquisition method. The accounting for the acquisition has been pushed-down to the financial statements of the Company. All assets acquired and liabilities assumed were recorded in the consolidated financial statements at estimated fair value.

The purchase price for the acquisition, net of cash and cash equivalents, was $829.7 million. The acquisition was funded by cash from capital contributions ($251.1 million from affiliates of American Securities, $6.5 million from certain members of the Grede management team and $1.0 million from outside investors) and the issuance of term loan debt.

The Grede Transaction was recorded, as revised for updated valuation information, in the accounts of the Company as follows:

June 2, 2014
(In millions)
Fair value of consideration	$829.7
Assets acquired:
Receivables	120.2
Inventories	40.1
Prepaid expenses and other current assets	11.4
Property and equipment	208.5
Amortizable intangible assets	369.1
Other assets	9.1
Total assets acquired	758.4
Liabilities assumed:
Accounts payable	94.7
Accrued liabilities	25.7
Deferred tax liabilities	47.5
Short-term debt	1.7
Other long-term liabilities	20.7
Total liabilities assumed	190.3
Net identifiable assets acquired, net of cash and cash equivalents	568.1
Goodwill	$261.6

The valuation method used to estimate the fair value of assets acquired and liabilities assumed entailed a cost approach, a market approach, an income approach or a combination of those approaches based on the nature of the asset or liability being valued. The estimated value of property and equipment was determined using a cost approach, relying on estimated replacement costs. Within amortizable intangible assets, customer relationships and platforms were valued using an income approach, relying on estimated multi-period excess earnings attributable to the relationship or platform.

Goodwill recognized was primarily attributable to potential operational synergies related to overhead cost reductions and the assembled workforce. None of the goodwill recognized is expected to be deductible for tax purposes.

Additional details of the assets recognized were as follows:

June 2, 2014
(In millions)
Inventories
Raw materials	$11.9
Work in process	12.6
Finished goods	15.6
Total inventories	$40.1

	June 2, 2014	Estimated Useful Lives
	(In millions)	(In years)
Property and equipment
Land	$12.2	—
Buildings	31.8	5 – 29
Machinery and equipment	148.8	1 – 20
Assets not yet placed in service	15.7	—
Total property and equipment	$208.5

	June 2, 2014	Amortization Period
	(In millions)	(In years)
Amortizable intangible assets
Customer relationships and platforms	$338.7	10
Other: trade names	30.4	15
Total amortizable intangible assets	$369.1

The estimated fair value of inventories was $4.4 million higher than the carrying value at the time of the acquisition. The entire amount of this step-up in value was expensed in cost of sales during 2014 based on an analysis of Grede’s inventory turns.

Grede has estimated a remaining useful life of 10 years for the customer relationships and platforms due to the strong and longstanding relationships with our customers, which include many of the leading global OEMs and Tier 1 Suppliers. Grede has estimated a remaining useful life of 15 years for the trade names based on the nature of the industry, the length of time it has been in business and the relative strength of the name in the marketplace.

Included within other long-term liabilities are obligations for noncontributory defined benefit plans maintained by Grede for certain employees covered by collective bargaining agreements. The obligations for these plans were measured as of the acquisition date.

The funded status as of the Acquisition Date was as follows:

June 2, 2014
(In millions)
Projected benefit obligation	$33.9
Fair value of plan assets	27.6
Funded Status	$(6.3)

A weighted average discount rate of 4.04% was used to determine the projected benefit obligation. The rate of compensation increase is not applicable due to the fact that the plans’ benefits are based on credited years of service. The plans’ assets are composed primarily of pooled separate accounts in which the underlying securities are primarily publicly traded domestic equities and government debt securities. The amount of Grede revenues and earnings included in the consolidated statements of operations subsequent to the Grede Transaction was as follows:

	2016	2015	2014
		(In millions)
Revenues: Net sales	$787.3	906.8	572.1
Earnings: Income (loss) before tax	17.9	43.3	(19.2)

Grede Transaction-related expenses incurred in 2014 were $13.0 million, which were recorded within acquisition costs, of which $8.3 million was paid to related parties.

Supplemental Pro Forma Information (Unaudited)

The following table presents the revenues and earnings of MPG on a pro forma basis as if the Grede Transaction had occurred on January 1, 2013:

	Pro Forma
	2014	2013
	(In millions)
Revenues: Net sales	$3,144.0	3,052.9
Earnings: Income before tax	93.3	103.4

These results do not purport to be indicative of the results of operations which actually would have resulted had the Grede Transaction occurred on January 1, 2013, or of the future results of operations of the Company.

(6) Receivables

Receivables as of December 31 were stated net of the following allowances:

	2016	2015
	(In millions)
Doubtful accounts	$1.7	1.5
Pricing accruals and anticipated customer deductions	5.1	8.1
Returns	2.3	1.9
	$9.1	11.5

Receivables available for sale and sold under agreements with international factoring companies as of December 31 were as follows:

	2016	2015
	(In millions)
Available for sale	$44.3	47.3
Sold	36.5	37.7

(7) Inventories

Inventories as of December 31 were as follows:

	2016	2015
	(In millions)
Raw materials	$50.7	57.3
Work in process	62.5	66.3
Finished goods	55.2	63.2
Total inventories	$168.4	186.8

(8) Property and Equipment

The carrying amount, accumulated depreciation and useful lives of property and equipment as of December 31 were as follows:

	Estimated Useful Lives	2016	2015
		(In millions)
Land and land improvements	1 - 30	$28.5	26.8
Buildings and improvements	1 - 30	127.7	103.7
Machinery and equipment	1 - 20	1,084.8	930.1
Assets not yet placed in service		144.6	145.0
		1,385.6	1,205.6
Accumulated depreciation		(554.0)	(419.6)
Property and equipment, net		$831.6	786.0

Property and equipment are depreciated on a straight-line basis. Depreciation expense was $151.4 million for 2016 $159.4 million for 2015, and $155.0 million for 2014.

Included in property and equipment are gross carrying values for assets under capital lease of $2.7 million and $13.8 mllion as of December 31, 2016 and 2015, respectively; related accumulated depreciation was $0.6 million and $9.0 million as of December 31, 2016 and 2015, respectively.

In June 2015, the Company announced plans to close its Berlin, Wisconsin facility included within the Grede segment.   In conjunction with this announcement, the Company recorded a $4.0 million asset impairment charge within cost of sales to reduce the carrying value of Berlin’s assets to their estimated fair value based on level 3 valuation inputs. The closure, which is primarily a result of the industrial market slowdown, was completed in fiscal 2015.

In May 2016, the Company announced plans to close its Bessemer, Alabama facility included within the Grede segment.  The closure, which is primarily due to declines in heavy truck and industrial equipment markets, was completed in fiscal 2016.  In conjunction with this announcement, the Company recorded a $2.3 million asset impairment charge within cost of sales to reduce the carrying value of Bessemer’s assets to their estimated fair value based on level 3 valuation inputs.

(9) Goodwill

The carrying values of goodwill by segment throughout fiscal years ended December 31, 2016 and 2015 were as follows:

	HHI Segment	Metaldyne Segment	Grede Segment	Total
	(In millions)
Balance December 31, 2013	$309.4	348.5	—	657.9
Goodwill resulting from Grede Transaction	—	—	261.6	261.6
Impairment	(11.8)	—	—	(11.8)
Balance December 31, 2014	297.6	348.5	261.6	907.7
Balance December 31, 2015	297.6	348.5	261.6	907.7
Balance December 31, 2016	$297.6	348.5	261.6	907.7

In conjunction with our 2014 annual impairment test, the Company concluded that the goodwill assigned to a reportable unit within the HHI segment (the “Unit”) was no longer recoverable. The Unit manufactures wheel bearings for a large OEM customer at our facility in Sandusky, Ohio (the “Sandusky facility”). In our assessment of the recoverability of the Unit’s goodwill, the Company estimated the fair value of the Unit using an income method based on discounted cash flows, which resulted in a fair value below the carrying value. Key factors impacting a lower fair value included the scheduled attrition of programs for the OEM customer and the expiration of labor subsidies in September 2015. An impairment loss of $11.8 million was recognized in the fourth quarter of 2014, representing the full amount of goodwill assigned to the Unit.

(10) Amortizable Intangible Assets

The carrying amount and accumulated amortization of intangible assets as of December 31 were as follows:

	2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In millions)
Customer relationships and platforms	$745.2	(197.5)	547.7
Other	126.9	(35.5)	91.4
Total	$872.1	(233.0)	639.1

	2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In millions)
Customer relationships and platforms	$745.2	(137.0)	608.2
Other	126.7	(26.0)	100.7
Total	$871.9	(163.0)	708.9

Amortization expense was $69.9 million for 2016, $69.9 million for 2015, and $54.8 million for 2014.  As of December 31, 2016, the weighted-average amortization period of customer relationships and platforms was 12 years.  Other intangible assets primarily consist of patented and unpatented technology, and trade names and trademarks, which have weighted-average amortization periods of 13 and 15 years, respectively.

Estimated amortization expense for the next five years is $69.9 million for 2017, $68.4 million for 2018 and 2019, $68.3 million for 2020, and $68.2 for 2021.

(11) Debt

The carrying value of debt as of December 31 was as follows:

	2016	2015
	(In millions)
Short-term debt:
Revolving lines of credit	$—	—
Other short-term debt	1.0	0.7
Total short-term debt	$1.0	0.7
Long-term debt:
Term loans
USD Term Loan	1,011.5	1,022.2
Euro Term Loan	233.3	244.1
Registered Notes	600.0	600.0
Other long-term debt (various interest rates)	—	0.4
Total	1,844.8	1,866.7
Current maturities	(13.1)	(13.3)
Unamortized debt issuance costs	(16.9)	(19.6)
Unamortized discount on term loans	(5.6)	(6.7)
Total long-term debt	$1,809.2	1,827.1

Credit Facilities

In October 2014, MPG Holdco I Inc., the Company’s wholly owned subsidiary (“Holdco”) entered into a senior secured credit facility (the “Senior Credit Facilities”) consisting of a $1,350.0 million term loan (“Term Loan Facility”), maturing in 2021, and a $250.0 million revolving credit facility (“Revolving Credit Facility”), maturing in 2019.

Interest on the Term Loan Facility accrued at a rate equal to the London Interbank Offered Rate (“LIBOR”) rate (bearing a LIBOR floor of 1.00%) plus an applicable margin of 3.25% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in The Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.25%, at Holdco’s option. Prior to the Company’s initial public offering on December 12, 2014, the applicable margin was 3.50% for LIBOR rate loans and 2.50% for base rate loans. The interest rate in effect as of December 31, 2014 was 4.25%. The Term Loan Facility was payable in quarterly installments of $3.375 million beginning in March 2015.

On May 8, 2015, the Company amended its Senior Credit Facilities to reduce the applicable interest rate on the Term Loan Facility and to refinance the outstanding balance of the Term Loan Facility with new term loans (the “Refinanced Term Loan Facility”).  The Refinanced Term Loan consists of a $1,072.6 million U.S. Dollar denominated term loan (the “USD Term Loan”) and a €225.0 million Euro denominated term loan (the “Euro Term Loan”).  The USD Term Loan was issued at par and accrues interest at LIBOR, bearing a 1.00% floor, plus an applicable margin of 2.75%.  The Euro Term Loan was issued at an original issuance discount of 0.50%, or $1.3 million, and accrues interest at the Euro Interbank Offer Rate (“EURIBOR”), bearing a 1.00% floor, plus an applicable margin of 2.75%.  At December 31, 2016, the effective interest rate on both the USD Term Loan and Euro Term Loan was 3.75%.  Principal repayments on the USD Term Loan and Euro Term Loan are payable in quarterly installments equal to 0.25% of the original loan balances.  All other terms of the amended Senior Credit Facilities remain substantially unchanged.  In connection with amending the Senior Credit Facilities, the Company paid fees to third parties totaling $1.8 million, of which $1.6 million was expensed.

During 2015, the Company made $10.0 million in voluntary prepayments on the previous Term Loan Facility and $45.0 million in voluntary prepayments on the Refinanced Term Loan Facility.

Interest on the Revolving Credit Facility is accrued at a rate equal to the LIBOR rate plus an applicable margin of 3.25% or a base rate that is the higher of the Federal Funds Rate (plus 0.50%), the U.S. prime rate as published in The Wall Street Journal, or LIBOR (plus 1.00%), plus an applicable margin of 2.25%, at Holdco’s option. The applicable margin is based on a leverage ratio grid.       As of December 31, 2016, zero was outstanding under the Revolving Credit Facility and $236.8 million was available after giving effect to outstanding letters of credit.

Holdco pays fees with respect to the Revolving Credit Facility, including (i) an unused commitment fee of 0.50% or 0.375% based on a leverage ratio, (ii) fixed fees with respect to letters of credit of 3.25% per annum on the stated amount of each letter of credit outstanding during each month and (iii) customary administrative fees.

The agreement governing the Senior Credit Facilities contains certain covenants that, among other things, require MPG Holdco to maintain a leverage ratio once revolver borrowings and letters of credit exceed 35% of aggregate revolving credit commitments as defined under the terms of the Senior Credit Facilities and to comply with customary affirmative and negative covenants. In addition to scheduled maturities, the Refinanced Term Loan Facility is subject to customary mandatory prepayments, including an excess cash flow sweep based on leverage ratio step downs and a mandatory prepayment for certain asset sales. The Company is required to prepay a portion of the Term Loan Facility in an amount equal to a percentage of the preceding fiscal year’s excess cash flow, as defined, with such percentage based on our leverage ratio, as defined.  No mandatory prepayments are due as of December 31, 2016.

The agreements governing the Senior Credit Facilities and the Registered Notes restrict the payment of dividends except (i) to pay reasonable estimated amount of taxes as long as not prohibited by applicable laws, (ii) to pay legal, accounting, and reporting expenses, (iii) to pay general administrative costs and expenses, and reasonable directors fees, and expenses; (iv) to repurchase stock owned by employees, (v) for management or similar fees, (vi) to pay franchise or similar taxes to maintain corporate existence, (vii) permitted tax distributions, and (viii) to pay dividends up to $30.0 million or 6% of the net cash proceeds from an underwritten public offering of our common stock.

The Senior Credit Facilities are guaranteed by MPG and certain of its direct and indirect existing and future domestic subsidiaries and are secured on a first priority basis by all or substantially all of our assets, the assets of Holdco and each guarantor’s assets, including a pledge of capital stock of our U.S. subsidiaries that hold domestic assets and a portion of the capital stock of the first tier foreign subsidiaries of MPG and each guarantor. The Registered Notes are guaranteed by MPG and certain of its direct and indirect existing and future domestic subsidiaries. The Registered Notes are pari passu in right of payment with the Senior Credit Facilities, but are effectively subordinated to the Senior Credit Facilities to the extent of the value of the assets securing such indebtedness.

Registered Notes

In October 2014, Holdco issued $600.0 million of senior notes (“Senior Notes”). The Senior Notes mature in 2022, and bear interest at a rate of 7.375%, payable semi-annually on April 15 and October 15 per the terms of the indenture governing the Senior Notes.  In May, 2015, the Company launched an offer to exchange notes registered with the SEC (the “Registered Notes”) for its existing Senior Notes that were not registered with the SEC. The Registered Notes have substantially identical terms as the Senior Notes.  The exchange offer was made pursuant to a prospectus included in a Registration Statement on Form S-4 filed with the SEC on May 1, 2015, and declared effected by the SEC on May 8, 2015.  The exchange offer was completed on June 8, 2015, and all outstanding original Senior Notes were tendered and exchanged for Registered Notes.

The indenture governing the Senior Notes contains certain covenants, including a covenant that restricts the payment of dividends except (i) to pay reasonable estimated amount of taxes as long as not prohibited by applicable laws, (ii) to pay legal, accounting, and reporting expenses, (iii) to pay general and administrative costs and expenses, and reasonable directors fees, and expenses, (iv) to repurchase stock owned by employees, (v) for management or similar fees, (vi) to pay franchise or similar taxes to maintain corporate existence and (vii) to pay dividends up to $30.0 million or 6% of the net cash proceeds from an underwritten public offering of our common stock.

Scheduled Maturities of Long-term Debt

As of December 31, 2016, the Company’s scheduled principal payments of long-term debt for the five succeeding years were $13.1 million for 2017, $13.1 million for 2018, $13.1 million for 2019, $13.1 million for 2020 and $1,192.4 million for 2021, and $600.0 million thereafter. The scheduled principal payments are exclusive of potential required prepayments.

(12) Lease Commitments

The Company leases certain property and equipment under capital and operating lease arrangements that expire at various dates through 2036. Most of the operating leases provide the option, after the initial lease term, either to purchase the property or renew its lease at the then fair value.

Future minimum lease payments by the Company under capital and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2016 are as follows:

	Capital Leases	Operating Leases
	(In millions)
Company minimum lease payments:
2017	$3.9	11.3
2018	4.0	9.6
2019	4.1	7.6
2020	4.2	6.9
2021	4.3	5.5
Thereafter	58.3	26.7
Total minimum payments	78.8	$67.6
Amount representing interest	(56.0)
Obligations under capital leases	22.8
Obligations due within one year	(0.1)
Long-term obligations under capital leases	$22.7

Rental expense for operating leases was $14.5 million for 2016, $12.9 million for 2015, and $12.4 million for 2014.

(13) Equity, Dividends and Change in Accumulated Other Comprehensive Loss

Equity

On August 4, 2014, in connection with the Combination, the issued and outstanding shares of HHI, Metaldyne and Grede were converted to shares of MPG. The number of MPG shares issued upon conversion was determined based on the relative fair value of each entity to the overall fair value of MPG at the time of the Combination. Upon completion of the Combination, 13.4 million shares of MPG common stock were issued and outstanding.

On November 18, 2014, MPG common stock was split at a 5-to-1 ratio, with each stockholder receiving four additional shares for each share held. Upon completion of the Stock Split, 67.1 million shares were outstanding. The number of authorized shares was increased to 400 million.

The Combination and the Stock Split have been retrospectively applied to the Successor Period financial statements.

On December 12, 2014, American Securities sold 10,000,000 shares of the Company’s common stock under an IPO, for which no proceeds were received by the Company. The Company recognized costs directly attributable to the IPO of $5.6 million within paid-in capital. On January 15, 2015, the underwriters of the IPO exercised their option to purchase additional shares of our common stock from American Securities. After selling these additional shares, American Securities owned 78.5% of our common stock.

Dividends

In 2016 and 2015, the Company declared the following cash dividends on its common stock, totaling $25.4 million and $18.5 million, respectively.

Date Declared	Date Paid	Dividend Per Share
November 2, 2016	December 9, 2016	$0.0925
August 3, 2016	September 20, 2016	0.0925
May 4, 2016	June 21, 2016	0.0925
February 24, 2016	April 26, 2016	0.0900
October 28, 2015	December 3, 2015	0.0900
July 29, 2015	August 31, 2015	0.0900
March 10, 2015	May 26, 2015	0.0900

As of December 31, 2016, the Company had accrued dividends of $0.6 million on unvested Restricted Shares, which are to be paid upon vesting.

In 2014, prior to the Combination, HHI paid dividends to its stockholders totaling $111.3 million, which was primarily funded by an incremental term loan.

Share Repurchases

On February 24, 2016, our board of directors authorized a share repurchase program (the “Share Repurchase Program”). The Share Repurchase Program, as amended on August 3, 2016, authorized the Company to purchase shares of its common stock for an aggregate repurchase price not to exceed $35.0 million. Subject to applicable rules and regulations, shares could be repurchased through open market purchases, privately negotiated transactions, or otherwise. On November 3, 2016, the Company suspended the Share Repurchase Program due to the pending merger with American Axle & Manufacturing Holdings, Inc.  As of December 31, 2016, cumulative shares repurchased totaled 1,898,261 shares at an average purchase price per share of $15.56. The repurchased shares are presented as common stock held in treasury, at cost, on the consolidated balance sheets.

Changes in Accumulated Other Comprehensive Loss Attributable to Stockholders, Net of Tax

	Foreign Currency Items	Defined Benefit Items	Total	Total Attributable to Noncontrolling Interest	Total Attributable to Stockholders
			(In millions)
Balance, December 31, 2013	$(3.8)	0.4	(3.4)	(0.1)	(3.3)
Other comprehensive income before reclassifications	(23.9)	(8.2)	(32.1)	—	(32.1)
Reclassifications	—	0.2	0.2	—	0.2
Balance, December 31, 2014	(27.7)	(7.6)	(35.3)	(0.1)	(35.2)
Other comprehensive income before reclassifications	(24.3)	1.8	(22.5)	—	(22.5)
Reclassifications	—	0.4	0.4	—	0.4
Balance, December 31, 2015	(52.0)	(5.4)	(57.4)	(0.1)	(57.3)
Other comprehensive income before reclassifications	(21.7)	(4.8)	(26.5)	(0.1)	(26.4)
Reclassifications	—	0.2	0.2	—	0.2
Balance, December 31, 2016	$(73.7)	(10.0)	(83.7)	(0.2)	(83.5)

(14) Net Income Per Share Attributable to Stockholders (“EPS”)

The Company’s basic and diluted EPS were calculated as follows:

	2016	2015	2014
	(In millions, except per share data)
Weighted-average shares outstanding
Basic	67.5	67.3	67.1
Equivalent shares for outstanding stock-based compensation awards	1.8	2.4	1.4
Diluted	69.3	69.7	68.5
Net income attributable to stockholders	$96.3	125.4	72.9
EPS
Basic	$1.43	1.86	1.09
Diluted	1.39	1.80	1.06

For 2014, the weighted average shares outstanding were retrospectively adjusted to reflect MPG common stock outstanding upon completion of the Combination and the Stock Split; the equivalent shares for outstanding stock-based compensation awards were retrospectively adjusted to reflect the conversion of those awards into options to purchase shares of Common Stock of MPG and the Stock Split.

The number of equivalent shares excluded from the calculation as they were anti-dilutive was 0.1 million for 2016, de minimis for 2015, and 0.8 million for 2014.

(15) Other, net

	2016	2015	2014
	(In millions)
Foreign currency (gains) losses	$(15.3)	(18.3)	(15.7)
Accounts receivable factoring commission	0.8	0.8	1.0
Debt transaction expenses	—	1.7	3.0
Other	2.6	0.4	0.4
Total other, net	$(11.9)	(15.4)	(11.3)

(16) Stock-based Compensation

In August 2014, the Board of Directors of MPG approved an equity incentive plan (the “MPG Plan”) for officers, key employees and non-employees. The MPG Plan permits the grant of equity awards to purchase up to 5.9 million shares of MPG common stock. All awards granted on or after August 4, 2014 were issued under the MPG Plan.

Restricted Shares

The Company has granted restricted stock awards and restricted stock unit awards to certain employees and nonemployee directors (collectively the “Restricted Shares”).

The following table summarizes the terms of the Restricted Shares:

Vesting Terms	Number of Shares	Grant-date Fair Value
	(In thousands)
1/3rd per year on grant-date anniversary	433	$15.81
1/3rd per year on grant-date anniversary	22	15.95
1/3rd per year on grant-date anniversary	445	15.08
1/3rd per year on grant-date anniversary	465	20.02
1/3rd per year on grant-date anniversary	305	18.90
1/4th on the 1st grant-date anniversary and 3/4th on the 2nd grant-date anniversary	567	15.00
1/3rd per year on grant-date anniversary	280	15.00
	2,517

The Restricted Shares are being expensed based on their grant-date fair values on a straight-line basis over the requisite service period for the entire award. The grant-date fair values were determined using the fair value of the Company’s common stock as of the grant date.

Changes in the number of Restricted Shares outstanding for the years ended December 31, 2016 and 2015 were as follows:

	Number of Shares	Weighted Average Grant-date Fair Value	Fair Value of Shares Vested
	(In thousands)		(In millions)
Balance, December 31, 2014	847	$15.00
Granted	770	19.58
Vested	(424)	16.20	$7.8
Forfeited	(28)	16.30
Balance, December 31, 2015	1,165	17.47
Granted	900	15.45
Vested	(571)	16.65	$10.9
Forfeited	(24)	16.42
Balance, December 31, 2016	1,470	$16.56

Options

The Company has granted options to certain employees to purchase shares of its common stock with the following terms:

Vesting Terms	Number of Options	Weighted Average Exercise Price	Contractual Terms
	(In thousands)		(In years)
1/3rd per year on grant-date anniversary	389	$15.81	10
1/3rd per year on grant-date anniversary	352	$15.08	10
1/3rd per year on grant-date anniversary	438	$18.90	10
100% upon grant	635	20.00	10
1/3rd per year on grant-date anniversary	560	20.00	10
1/5th upon grant and 1/5th on December 6th of following 4 years	357	20.00	10
1/5th per year on the anniversary of the original grant date	4,405	6.32	10
100% on the seventh anniversary of the original grant date	485	18.66	10
	7,621

All options are being expensed on their grant-date fair values on a straight-line basis over the requisite service period for the entire award.  The grant-date fair values of the options were determined using a Black-Scholes valuation model based on the following weighted average assumptions:

	Original Grant Year
	2016	2015	2014
Grant-date fair value (per share)	$5.59	9.03	12.66
Exercise price	$15.46	18.90	18.66
Expected term	6 years	6 years	7 years
Risk-free rate	1.4%	1.8%	2.0%
Expected volatility	47.0%	60.0%	65.0%
Expected dividend yield	2.3%	1.9%	0.0%

The risk-free rate was determined based on U.S. Treasury yield curves of securities matching the expected term of the awards or a blend of securities with similar terms. The expected term was determined using the simplified method as the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Expected volatility was estimated based on historical volatility of comparable companies within our industry. The expected dividend yield was determined based on the expected annual dividend amount divided by the common stock price as of the grant date.

Options Outstanding

Changes in the number of Options outstanding for the years ended December 31, 2016 and 2015 were as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In millions)
Balance, December 31, 2014	6,442	$10.54	8.5	$49.2
Options exercisable, December 31, 2014	1,938	$10.60	8.2	$15.2
Granted	438	18.90
Exercised	(566)	5.50		8.6
Forfeited	(45)	10.12
Balance, December 31, 2015	6,269	$11.58	7.6	$45.5
Options exercisable, December 31, 2015	3,400	$10.82	7.4	$27.6
Granted	741	15.46
Exercised	(1,333)	6.97		14.3
Forfeited	(87)	14.58
Balance, December 31, 2016	5,590	$13.15	6.9	$54.8
Options exercisable, December 31, 2016	2,998	$12.46	6.2	$31.5

Proceeds and tax benefit realized from the exercise of stock options during the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
	(In millions)
Proceeds from the exercise of stock options - gross	$9.3	3.0	—
Tax benefit	4.6	2.7	—

Stock-based Compensation Expense

	2016	2015	2014
	(In millions)
Restricted shares	$10.2	11.9	0.3
Options	7.3	15.8	17.0
Total	$17.5	27.7	17.3
Tax benefit	$6.5	10.3	5.4

Compensation expense associated with the outstanding stock-based awards was recognized within selling, general and administrative expenses. Total unrecognized compensation cost related to non-vested awards as of December 31, 2016 was approximately $31.0 million, which is expected to be recognized ratably over the remaining vesting terms.

In 2015, the Company modified 297,378 restricted shares and 1,387,087 options in connection with employee separation agreements.  In accordance with these agreements, all non-vested awards vested immediately at the date of separation.  In addition, the terms of the options were modified from the original term to exercise of 30 days after separation to a term of three or five years based on the respective separation agreement. The modification, which affected five participants, resulted in additional compensation expense related to restricted shares and options of approximately $4.1 million and $7.6 million, respectively, for the year ended December 31, 2015.

In August 2014, in conjunction with the Combination, all outstanding stock-based compensation awards were converted (the “Conversion”) to options to acquire MPG common stock.  The Conversion was accounted for as a modification resulting from an equity restructuring. The terms of the original awards were modified to eliminate and replace performance-based vesting with time-based vesting over the remaining vesting periods as set forth in the original option agreements. The modification, which affected fifty-nine option holders, resulted in no incremental compensation cost to the Company. The number of options issued upon conversion and the exercise price of those options were determined based on the relative fair values of the underlying stock of HHI, Metaldyne, or Grede to the overall fair value of MPG common stock at the time of the Combination. Prior to the Combination and Conversion, Grede had issued 970,395 equity awards in 2014, HHI and Metaldyne had issued 39,885 and 1,991,305 equity awards in 2013, respectively, and, as of the beginning of 2013, HHI had 1,888,450 equity awards issued and outstanding.

(17) Income Taxes

	2016	2015	2014
	(In millions)
Income (loss) before income taxes:
Domestic	$53.5	97.8	(8.8)
Foreign	81.8	76.1	63.0
	$135.3	173.9	54.2
Provision (benefit) for income taxes:
Currently payable:
Federal	$21.9	31.7	43.8
Foreign	27.5	23.6	18.8
State and local	2.9	8.4	7.0
	52.3	63.7	69.6
Deferred:
Federal	(9.3)	(14.3)	(81.5)
Foreign	(4.5)	4.0	(0.4)
State and local	(0.1)	(5.3)	(6.8)
	(13.9)	(15.6)	(88.7)
Total income tax expense (benefit)	$38.4	48.1	(19.1)

The components of deferred taxes as of December 31 were as follows:

	2016	2015
	(In millions)
Deferred tax assets:
Inventories	$4.3	4.6
Property and equipment	3.1	3.0
Accrued liabilities and other long-term liabilities	14.1	13.0
Net operating losses	17.9	12.9
Capitalized transactions costs	7.0	5.5
Defined benefit pension plans	11.9	6.6
Stock-based compensation	14.2	14.2
Other	6.0	11.2
	78.5	71.0
Valuation allowance	(15.3)	(11.8)
	63.2	59.2
Deferred tax liabilities:
Property and equipment	90.1	91.2
Intangible assets	169.6	181.7
Investments in foreign subsidiaries	3.9	2.2
Debt issuance costs	2.0	5.0
Other	13.9	8.7
	279.5	288.8
Net deferred tax liability	$216.3	229.6

The balance sheet presentation of net deferred tax liability follows:

	2016	2015
	(In millions)
Assets:
Deferred income taxes	$7.4	1.7
Liabilities:
Deferred income taxes	223.7	231.3
Net deferred tax liability	$216.3	229.6

The following is a reconciliation of tax computed at the U.S. federal statutory rate to the provision for income taxes allocated to income from continuing operations:

	2016	2015	2014
	(In millions)
U.S. federal statutory rate	35%	35%	35%
Tax at U.S. federal statutory rate	$47.3	60.9	19.0
Lower effective foreign tax rate	(7.7)	(6.9)	(6.1)
Change in valuation allowance	3.6	2.4	4.8
Nondeductible transaction/other expenses	3.1	1.7	3.6
Non-taxable income	(2.8)	(2.6)	(2.9)
Foreign tax credit - net	(2.6)	—	—
Tax holidays, credits and incentives	(2.5)	(1.4)	(4.7)
Domestic production activities deduction	(2.3)	(3.6)	(2.3)
Changes in unrecognized tax benefits	(1.9)	0.6	(2.2)
Deferred tax on outside basis of foreign shares	1.8	(3.0)	(31.6)
State and local taxes, net of federal tax benefit	1.1	4.3	(1.4)
Changes in prior-year estimates	0.4	(4.2)	2.6
Other, net	0.9	(0.1)	(2.2)
Goodwill impairment	—	—	4.3
Income tax expense (benefit)	$38.4	48.1	(19.1)

As of December 31, 2016, the Company has not made a provision for U.S. or additional foreign withholding taxes on approximately $265 million of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested. Such amounts could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. If a U.S. deferred tax liability were to be recorded on those basis differentials, the estimated tax liability would approximate $24.8 million. For those wholly owned foreign subsidiaries where basis differentials are not indefinitely reinvested, the Company provides deferred income taxes on the basis differentials. As of December 31, 2016 and 2015, this deferred income tax liability totaled $3.9 million and $2.2 million, respectively.

The Protecting Americans from Tax Hikes Act of 2015 extended the “look-through” rule under subpart F of the U.S. Internal Revenue Code through 2019. The “look-through rule” provides an exception to the U.S. taxation of certain income generated by foreign subsidiaries. As a result of this change in law, the Company recorded a $3.2 million income tax benefit in 2015, to derecognize a portion of the deferred tax liabilities previously recorded.

In the fourth quarter of 2014, MPG made the assertion that the earnings of certain foreign subsidiaries within the Metaldyne segment are indefinitely reinvested. This determination resulted from the Refinancing in October 2014 and the IPO in December 2014, which added significant flexibility to the Company’s capital structure. The assertion is also supported by the operational and investing needs of the Company’s foreign locations. As a result of this change, the Company recorded a $31.6 million deferred tax benefit for the year ended December 31, 2014 to derecognize a portion of the deferred tax liabilities previously recorded.

As of December 31, 2016 and 2015, certain foreign subsidiaries have NOL carryforward balances totaling $57.6 million and $40.2 million, respectively. Of the December 31, 2016 balance, foreign NOL carryforwards totaling $5.4 million will expire in various years ranging from 2018 through 2025, while the remaining balance of $52.3 million has no expiration date.

The Company continues to maintain a valuation allowance related to its net deferred tax assets in multiple jurisdictions. As of December 31, 2016 and 2015, the Company had valuation allowances of $15.3 million and $11.8 million, respectively, primarily related to tax loss and credit carryforwards.

For its U.S. federal income tax provision, the Company has recorded a research and experimentation tax credit of $2.4 million and $1.3 million for the year ended December 31, 2016 and 2015, respectively.

A reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31 follows:

	2016	2015	2014
	(In millions)
Beginning balance	$7.2	7.4	9.6
Additions to tax positions related to the current period	0.5	0.3	0.3
Additions to tax positions related to the prior period	0.2	0.4	0.3
Reductions in tax positions resulting from settlements with taxing authorities	(3.5)	—	(1.3)
Reductions in tax positions resulting from a lapse of the statute of limitations	(0.1)	—	(0.2)
Other	(0.2)	(0.9)	(1.3)
Ending balance	$4.1	7.2	7.4

The reserve for unrecognized tax benefits totaled $4.1 million and $4.5 million as of December 31, 2016 and 2015, respectively. This reserve primarily consists of foreign tax contingencies related to ongoing tax audits. Additionally, as of December 31, 2015, deferred tax assets related to net operating losses were reduced by $2.7 million. The deferred tax assets were re-established during the year ended December 31, 2016 due to a favorable resolution of an audit issue for one of the Company’s foreign subsidiaries. All of the Company’s unrecognized tax benefits would, if recognized, reduce its effective tax rate. In connection with the Metaldyne Transaction, the former owner’s stockholders have indemnified Metaldyne for certain pre-closing taxes. An indemnification asset of $4.7 million and $7.6 million related to the foreign tax contingencies, including interest and penalties, is recorded in receivables, net as of December 31, 2016 and 2015, respectively.

The Company recognizes both interest and penalties accrued with respect to an underpayment of income taxes as income tax expense. Related to the unrecognized tax benefits noted above, the amount of interest and penalty expense was $0.1 million, $0.2 million, and $0.2 million for the years ended December 31, 2016, 2015, and 2014, respectively. The accrued liability for penalties and interest as of December 31, 2016, 2015 and 2014 was $1.4 million, $1.3 million and $1.1 million, respectively.

The Company has open tax years from 2004 to 2016 with varying taxing jurisdictions where taxes remain subject to examination including, but not limited to, the United States of America, Spain, France, Germany, and India. All necessary adjustments for the anticipated outcomes of ongoing examinations have been properly addressed or accrued. As of December 31, 2016 and 2015, since existing examinations remain pending, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits over the next twelve months.

(18) Employee Benefit Plans

The Company sponsors employee benefit plans for certain of its employees.

Defined Benefit Pension Plans

The Company sponsors defined benefit pension plans, including certain unfunded supplemental retirement plans, covering certain active and retired employees for its operations in the U.S., U.K., Germany, Mexico, France and Korea (the “Defined Benefit Pension Plans”).

The straight-line method is used to amortize prior service amounts and unrecognized net actuarial (gains) losses.

Changes in projected benefit obligations and plan assets for the years ended December 31 were as follows:

	2016		2015
	U.S.	Non-U.S.	U.S.	Non-U.S.
	(In millions)
Accumulated benefit obligation at the end of the year	$32.1	52.9	32.8	49.6
Change in projected benefit obligation:
Beginning projected benefit obligation	$32.8	52.1	36.6	56.8
Service cost	—	1.2	—	1.2
Interest cost	1.3	1.7	1.3	1.7
Actuarial (gain) loss	0.3	8.3	(1.3)	(2.9)
Benefits paid	(1.4)	(1.7)	(1.2)	(2.0)
Effect of settlements	(0.9)	—	(2.6)	—
Other adjustments	—	—	—	1.7
Exchange rate changes	—	(6.5)	—	(4.4)
Ending projected benefit obligation	32.1	55.1	32.8	52.1
Change in plan assets:
Beginning fair value of plan assets	$23.9	27.6	27.3	29.2
Actual return on plan assets	1.1	3.4	(0.3)	0.1
Employer contributions	—	1.5	0.7	1.8
Benefits paid	(1.4)	(1.7)	(1.2)	(2.0)
Effect of settlements	(0.9)	—	(2.6)	—
Exchange rate changes	—	(4.6)	—	(1.5)
Ending fair value of plan assets	$22.7	26.2	23.9	27.6

Amounts recognized on the consolidated balance sheets as of December 31 were as follows:

	2016		2015
	U.S.	Non-U.S.	U.S.	Non-U.S.
	(In millions)
Amounts recognized in liabilities:
Current liabilities	$—	(0.4)	—	(0.4)
Noncurrent liabilities	(9.4)	(28.6)	(8.9)	(24.2)
Funded status	(9.4)	(29.0)	(8.9)	(24.6)
Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	4.2	9.7	3.7	4.0
Total recognized on the consolidated balance sheets	$(5.2)	(19.3)	(5.2)	(20.6)

The current portion of the above retirement benefit liabilities is recognized in accrued liabilities and the noncurrent portion is recognized in other long-term liabilities.

Changes in accumulated other comprehensive income for the years ended December 31 were as follows:

	2016		2015
	U.S.	Non-U.S.	U.S.	Non-U.S.
	(In millions)
Beginning accumulated other comprehensive income	$3.7	4.0	3.5	5.7
Current period (gain) loss	0.5	6.5	0.2	(1.1)
Exchange rate changes	—	(0.8)	—	(0.6)
Ending accumulated other comprehensive income	$4.2	9.7	3.7	4.0

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost in 2017 are de minimis for the U.S. plans and $0.3 million for the non-U.S. plans.

Weighted average assumptions used to determine the benefit obligations as of December 31 were as follows:

	2016		2015
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	3.94%	2.53%	4.10%	3.46%
Rate of compensation increase	Not applicable	4.47	Not applicable	4.65

Weighted average assumptions used to determine net periodic benefit cost for the periods ended of December 31 were as follows:

	2016		2015		2014
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	4.10%	3.46%	3.77%	3.22%	4.04%	4.26%
Expected long-term return of plan assets	7.25	6.34	7.25	6.80	7.25	6.77
Rate of compensation increase	Not applicable	4.65	Not applicable	4.46	Not applicable	4.80

The discount rate used was determined based upon available yields for high quality corporate and government bonds of the plan countries, utilizing similar durations/terms and currencies of the plan liabilities. The non-U.S. country specific rates are weighted by projected benefit obligation to arrive at a single weighted average rate.

The expected long-term rate of return for the plans’ total assets is based on the expected return of each of the below asset categories, weighted based on the target allocation for each class. Equity securities and growth assets are expected to return 6% to 8% over the long-term, while debt securities and liability matching assets are expected to return between 2% and 4%.

The rate of compensation increase for the U.S. plans is not applicable as the plans’ benefits are based upon credited years of service.

Net periodic benefit cost for the periods ended of December 31 was as follows:

	2016		2015		2014
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
	(In millions)
Service cost	$—	1.2	—	1.2	0.1	1.2
Interest cost	1.3	1.7	1.3	1.7	0.8	2.1
Expected return on plan assets	(1.4)	(1.6)	(1.6)	(1.9)	(1.0)	(1.8)
Amortization of net actuarial gain (loss)	0.1	—	—	0.1	—	—
Effect of settlement	0.1	—	0.4	—	—	—
Net periodic benefit cost	$0.1	1.3	0.1	1.1	(0.1)	1.5

The weighted average asset allocations as of December 31 were as follows:

	2016		2015
	U.S.	Non-U.S.	U.S.	Non-U.S.
Asset category:
Equity securities	52%	75%	51%	77%
Fixed income securities	40	22	39	16
Real estate	8	—	10	—
Cash	—	2	—	4
Other	—	1	—	3
Total	100%	100%	100%	100%

Certain policies are established to provide for growth of capital with a moderate level of volatility by investing assets per the target allocations. The plans’ asset allocation percentages at December 31, 2016 and 2015 approximated the target asset allocation ranges. The targeted asset allocations and the investment policies are reviewed periodically to determine if the policies should be changed.

Fair value measurements for plan assets as of December 31, 2016 were as follows:

	Total	Level 1	Level 2	Level 3
	(In millions)
Asset category:
U.S. Plans
Mutual funds:
Equity securities	$11.8	—	11.8	—
Fixed income securities	9.1	—	9.1	—
Real estate	1.8	—	0.4	1.4
Total	$22.7	—	21.3	1.4
Non-U.S. Plans
Cash and cash equivalents	$0.5	0.5	—	—
Mutual funds (non-U.S.):
Equity securities	18.5	—	18.5	—
Fixed income securities	5.9	—	5.9	—
Mixed asset mutual funds (equity/fixed income)	1.3	—	1.3	—
Total	$26.2	0.5	25.7	—

Fair value measurements for plan assets as of December 31, 2015 were as follows:

	Total	Level 1	Level 2	Level 3
	(In millions)
Asset category:
U.S. Plans
Mutual funds:
Equity securities	$12.1	—	12.1	—
Fixed income securities	9.3	—	9.3	—
Real estate	2.5	—	1.2	1.3
Total	$23.9	—	22.6	1.3
Non-U.S. Plans
Cash and cash equivalents	$1.0	1.0	—
Mutual funds (non-U.S.):
Equity securities	21.4	—	21.4	—
Fixed income securities	4.3	—	4.3	—
Mixed asset mutual funds (equity/fixed income)	0.9	—	0.9	—
Total	$27.6	1.0	26.6	—

Level 1 assets include cash and cash equivalents and are valued at cost. Level 2 assets include investments in mutual funds and are valued using observable market inputs. Level 3 assets include investments in real estate and are valued using unobservable inputs that are significant to the overall fair value measurement.

The following table summarizes the changes in Level 3 assets:

(In millions)
Balance as of December 31, 2015	$1.3
Return on plan assets	0.1
Purchases	0.1
Sales	(0.1)
Balance as of December 31, 2016	$1.4

Contributions to the U.S. plans and the non-U.S. plans in 2017 are estimated to be $0.3 and $0.8 million, respectively. Contributions are expected to meet or exceed the minimum funding requirements of the relevant governmental authorities. Contributions may be made in excess of the minimum funding requirements in response to the plans’ investment performance, to achieve funding levels required by defined benefit plan arrangements or when deemed to be financially advantageous to do so based on their other cash requirements.

The following payments, which reflect expected future service, as appropriate, are expected to be paid by the plans:

	U.S.	Non-U.S.
	(In millions)
December 31:
2017	$1.8	1.5
2018	1.5	1.6
2019	1.5	1.6
2020	1.6	1.7
2021	1.7	1.9
2022–2026	9.4	10.5

Defined Contribution Plans

The Company sponsors a number of qualified defined contribution personal savings plans for U.S. hourly and salaried employees. These plans allow eligible employees to contribute a portion of their compensation into the plans and generally provide employer matching contributions. In addition to the employer match, for certain of the plans, a contribution is made for each participant based on a dollar amount per hour worked. Contributions were $6.4 million for 2016, $7.6 million for 2015, and $6.7 million for 2014 .

(19) Fair Value Measurements

The carrying value and fair value of the notes and term loans as of December 31 were as follows:

	2016
	Outstanding Principal	Unamortized Debt Issuance Costs	Unamortized Discount	Carrying Value	Fair Value
	(In millions)
Registered Notes	$600.0	(9.2)	—	590.8	625.5
USD Term Loan	1,011.5	(7.6)	(4.7)	999.2	1,017.8
Euro Term Loan	233.3	(0.1)	(0.9)	232.3	234.8

	2015
	Outstanding Principal	Unamortized Debt Issuance Costs	Unamortized Discount	Carrying Value	Fair Value
	(In millions)
Registered Notes	$600.0	(10.4)	—	589.6	605.9
USD Term Loan	1,022.2	(9.1)	(5.6)	1,007.5	1,000.5
Euro Term Loan	244.1	(0.1)	(1.1)	242.9	243.2

The fair values of the Registered Notes and term loans were estimated using quoted market prices. As the markets for this debt are not active, the debt is categorized as Level 2 within the fair value hierarchy.

The fair value of the Company’s other financial instruments, cash and cash equivalents, revolving lines of credit and other long-term debt, are estimated to equal their carrying values due to their short-term nature.

(20) Commitments and Contingencies

Various claims, lawsuits and administrative proceedings are pending or threatened against the Company or its subsidiaries, covering a wide range of matters that arise in the ordinary course of the Company’s business activities, primarily with respect to commercial, environmental and occupational and employment matters. Commercial disputes vary in nature and have historically been resolved by negotiations between the parties. Although the outcome of any of these matters cannot be predicted with certainty, the Company does not believe that any of these proceedings or matters in which the Company is currently involved will have a material adverse effect on the Company’s results of operations, financial position or cash flows.

In addition, the Company is conducting remedial actions at certain of its facilities. A reserve estimate for each environmental matter is established using standard engineering cost estimating techniques on an undiscounted basis. In determining such costs, consideration is given to the professional judgment of Company environmental engineers. The Company believes any liability that may result from the resolution of environmental matters for which sufficient information is available to support these cost estimates will not have a material adverse effect on the Company’s results of operations, financial position or cash flows. The Company cannot predict the effect of compliance with environmental laws and regulations with respect to unknown environmental matters on the Company’s results of operations, financial position or cash flows or the possible effect of compliance with environmental requirements imposed in the future.

Definitive Merger Agreement

On November 3, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, American Axle & Manufacturing Holdings, Inc. (“American Axle”) and Alpha SPV I, Inc. (“Merger Sub”), a wholly owned subsidiary of American Axle, pursuant to which American Axle will acquire all of the outstanding equity of the Company.

In accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and continuing as a wholly-owned subsidiary of American Axle.  Upon consummation of the transactions contemplated by the Merger Agreement, each outstanding share of common stock, par value $0.001 per share, of the Company will automatically be converted into the right to receive (i) $13.50 per share in cash (without interest) and (ii) 0.5 shares of common stock, par value $0.01 per share, of American Axle.

The consummation of the Merger and the transactions contemplated by the Merger Agreement are subject to the satisfaction of customary closing conditions, including the receipt of Mexican antitrust approval, the approval of the Merger Agreement by the requisite vote of the Company’s stockholders and approval of the issuance of shares of common stock of American Axle to the Company’s stockholders in the Merger by the requisite vote of American Axle’s stockholders.

(21) Related Party Transactions

HHI, Metaldyne and Grede were parties to management services agreement with American Securities. Advisory and management fees and expenses totaling $14.7 million for 2014 were paid to American Securities under the agreements. These agreements were terminated upon completion of the initial public offering of the Company’s common stock on December 12, 2014.  As of December 31, 2016 there were no amounts due to American Securities.

As of December 31, 2016, affiliates of American Securities held 76.0% of the outstanding common stock of the Company.

(22) Segment and Geographical Data

The Company is organized and operated as three operating segments: the HHI segment, the Metaldyne segment and the Grede segment.

The HHI segment manufactures highly-engineered metal-based products for the North American light vehicle market. These components are used in Powertrain and Safety-Critical applications, including transmission components, drive line components, wheel hubs, axle ring and pinion gears, sprockets, balance shaft gears, timing drive systems, VVT components, transfer case components and wheel bearings.

The Metaldyne segment manufactures highly-engineered metal-based Powertrain products for the global light vehicle markets. These components include connecting rods, VVT components, balance shaft systems, and crankshaft dampers, differential gears, pinions and assemblies, valve bodies, hollow and solid shafts, clutch modules and assembled end covers.

The Grede segment manufactures cast, machined and assembled components for the light, commercial and industrial (agriculture, construction, mining, rail, wind energy and oil field) vehicle and equipment end-markets. These components are used in Powertrain and Safety-Critical applications, including turbocharger housings, differential carriers and cases, scrolls and covers, brake calipers and housings, knuckles, control arms and axle components.

The Company evaluates the performance of its operating segments based on external sales and Adjusted EBITDA. Adjusted EBITDA is calculated as net income (loss) before tax adjusted to exclude depreciation and amortization expense, interest expense, net and other income and expenses that are either non-recurring or non-cash by nature, as well as management fees paid to American Securities (“sponsor management fees”). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Segment information for 2016, 2015 and 2014 was as follows:

	2016					December 31, 2016
	External Sales	Intersegment Sales	Adjusted EBITDA	Capital Expenditures	Depreciation/ Amortization	Total Assets
	(In millions)
HHI	$834.9	8.1	161.2	55.9	77.0	$850.8
Metaldyne	1,168.5	1.3	220.5	100.2	74.6	1,286.2
Grede	787.3	0.4	111.3	36.8	69.2	945.5
Elimination and other	—	(9.8)	—	1.6	0.5	108.0
Total	$2,790.7	—	493.0	194.5	221.3	$3,190.5

	2015					December 31, 2015
	External Sales	Intersegment Sales	Adjusted EBITDA	Capital Expenditures	Depreciation/ Amortization	Total Assets
	(In millions)
HHI	$984.8	8.9	199.8	69.9	79.1	$905.5
Metaldyne	1,155.7	1.2	205.7	85.4	78.2	1,243.8
Grede	906.8	0.3	132.7	69.0	72.4	954.6
Elimination and other	—	(10.4)	—	2.0	0.1	53.7
Total	$3,047.3	—	538.2	226.3	229.8	$3,157.6

	2014					December 31, 2014
	External Sales	Intersegment Sales	Adjusted EBITDA	Capital Expenditures	Depreciation/ Amortization	Total Assets
	(In millions)
HHI	$968.5	9.0	193.5	61.6	76.9	$944.1
Metaldyne	1,176.4	1.2	202.3	70.5	92.4	1,216.4
Grede	572.1	—	82.8	24.3	41.5	982.0
Elimination and other	—	(10.2)	—	—	—	60.9
Total	$2,717.0	—	478.6	156.4	210.8	$3,203.4

Elimination and other above reflects the elimination of intercompany sales, payables and receivables and assets held by the parent company. Assets held by the parent company primarily consist of cash and cash equivalents, and deferred tax assets.

Reconciliation of Adjusted EBITDA to income before tax follows:

	2016	2015	2014
	(In millions)
Adjusted EBITDA	$493.0	538.2	478.6
Interest expense, net	(103.5)	(107.5)	(99.9)
Depreciation and amortization	(221.3)	(229.8)	(210.8)
Loss on debt extinguishment	—	(0.4)	(60.7)
Gain (loss) on foreign currency	14.6	20.2	15.7
Loss on fixed assets	(5.3)	(2.8)	(2.1)
Debt transaction expenses	—	(1.7)	(3.0)
Stock-based compensation	(17.5)	(27.7)	(17.3)
Sponsor management fees	—	—	(5.1)
Non-recurring acquisition and purchase accounting items	(8.2)	(3.0)	(23.0)
Non-recurring operational items	(16.5)	(11.6)	(18.2)
Income before tax	$135.3	173.9	54.2

The following table presents total assets, long-lived assets and net assets by geographic area, attributed to each subsidiary’s continent of domicile as of December 31, 2016 and 2015.

	2016			2015
	Total assets	Noncurrent assets	Net assets	Total assets	Noncurrent assets	Net assets
	(In millions)
United States of America	2,571.7	2,076.8	258.0	2,592.4	2,111.1	264.4
Europe	313.5	171.6	213.1	304.9	173.4	211.2
Other foreign	305.3	150.4	208.1	260.3	137.1	163.4
Total foreign	618.8	322.0	421.2	565.2	310.5	374.6
Total	3,190.5	2,398.8	679.2	3,157.6	2,421.6	639.0

The following table presents the net sales by geographic area, attributed to each subsidiary’s continent of domicile:

	2016	2015	2014
	(In millions)
United States of America	$2,082.2	2,349.7	2,035.9
Europe	378.1	365.3	403.5
Other foreign	330.4	332.3	277.6
Total foreign	708.5	697.6	681.1
Total	$2,790.7	3,047.3	2,717.0

During 2016, direct sales to two customers accounted for 25% and 21% of net sales, respectively.

(23) Summarized Quarterly Financial Information (Unaudited)

	2016 Quarter Ended
	April 3	July 3	October 2	December 31	Full Year
	(In millions, except EPS amounts)
Net sales	$739.5	728.4	676.2	646.6	$2,790.7
Gross profit	136.5	130.3	106.4	96.0	469.2
Net income attributable to stockholders	24.9	35.5	19.3	16.6	96.3
Basic EPS	0.37	0.52	0.29	0.25	1.43
Diluted EPS	0.36	0.51	0.28	0.24	1.39

	2015 Quarter Ended
	March 29	June 28	September 27	December 31	Full Year
	(In millions, except EPS amounts)
Net sales	$765.2	800.2	746.6	735.3	$3,047.3
Gross profit	128.5	142.1	126.2	119.2	516.0
Net income attributable to stockholders	32.4	44.1	28.2	20.7	125.4
Basic EPS	0.48	0.66	0.42	0.30	1.86
Diluted EPS	0.47	0.64	0.41	0.29	1.80

(24) Guarantor Condensed Consolidating Financial Information

The outstanding balances of the Senior Credit Facilities and Registered Notes, entered into and issued on October 20, 2014, are guaranteed by all of the Company’s existing and future domestic subsidiaries (“Guarantor Subsidiaries”). All of the Guarantor Subsidiaries are 100% owned by Metaldyne Performance Group Inc. (“Parent”) and Holdco (“Issuer”). The guarantee is full, unconditional, joint and several. The Company’s non-domestic subsidiaries have not guaranteed the Senior Credit Facilities or the Registered Notes (“Non-Guarantor Subsidiaries”).

The accompanying supplemental condensed, consolidating financial information is presented using the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for the Company’s share in the subsidiaries’ cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions.

Condensed Consolidating Balance Sheet

December 31, 2016

(In millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	83.8	0.9	125.0	—	209.7
Receivables, net:
Trade	—	—	231.5	83.6	(0.5)	314.6
Other	—	—	92.7	20.6	(78.5)	34.8
Total receivables, net	—	—	324.2	104.2	(79.0)	349.4
Inventories	—	—	118.1	50.3	—	168.4
Prepaid expenses	—	1.7	7.8	2.0	—	11.5
Other assets	20.8	—	15.3	16.6	—	52.7
Total current assets	20.8	85.5	466.3	298.1	(79.0)	791.7
Property and equipment, net	—	3.1	567.2	261.3	—	831.6
Goodwill	—	—	673.2	234.5	—	907.7
Amortizable intangible assets, net	—	—	506.8	132.3	—	639.1
Deferred income taxes	14.2	—	—	7.4	(14.2)	7.4
Other assets	—	2.0	10.3	0.7	—	13.0
Intercompany receivables	93.4	1,618.2	—	8.3	(1,719.9)	—
Investment in subsidiaries	685.6	826.9	696.7	—	(2,209.2)	—
Total assets	$814.0	2,535.7	2,920.5	942.6	(4,022.3)	3,190.5
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	1.2	169.4	127.8	(37.9)	260.5
Accrued compensation	—	3.2	34.3	12.1	—	49.6
Accrued liabilities	0.8	20.7	32.1	63.5	(40.0)	77.1
Short-term debt	—	—	—	2.1	(1.1)	1.0
Current maturities, long-term debt and capital lease obligations	—	13.1	—	0.1	—	13.2
Total current liabilities	0.8	38.2	235.8	205.6	(79.0)	401.4
Long-term debt, less current maturities	—	1,809.2	—	—	—	1,809.2
Capital lease obligations	—	—	22.7	—	—	22.7
Deferred income taxes	—	2.0	228.2	7.7	(14.2)	223.7
Other long-term liabilities	—	0.7	24.4	29.2	—	54.3
Intercompany payables	137.4	—	1,582.5	—	(1,719.9)	—
Total liabilities	138.2	1,850.1	2,093.6	242.5	(1,813.1)	2,511.3
Stockholders’ equity:
Total equity attributable to stockholders	675.8	685.6	826.9	696.7	(2,209.2)	675.8
Noncontrolling interest	—	—	—	3.4	—	3.4
Total stockholders’ equity	675.8	685.6	826.9	700.1	(2,209.2)	679.2
Total liabilities and stockholders’ equity	$814.0	2,535.7	2,920.5	942.6	(4,022.3)	3,190.5

Condensed Consolidating Balance Sheet

December 31, 2015

(In millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	50.5	10.8	106.9	—	168.2
Receivables, net:
Trade	—	—	242.4	67.7	(1.0)	309.1
Other	0.1	—	70.9	19.8	(55.4)	35.4
Total receivables, net	0.1	—	313.3	87.5	(56.4)	344.5
Inventories	—	—	139.1	47.7	—	186.8
Prepaid expenses	—	3.2	7.4	4.4	—	15.0
Other assets	5.3	—	8.6	7.6	—	21.5
Total current assets	5.4	53.7	479.2	254.1	(56.4)	736.0
Property and equipment, net	—	2.0	546.3	237.7	—	786.0
Goodwill	—	—	673.2	234.5	—	907.7
Amortizable intangible assets, net	—	—	561.7	147.2	—	708.9
Deferred income taxes	14.2	—	—	1.7	(14.2)	1.7
Other assets	—	2.8	14.2	0.3	—	17.3
Intercompany receivables	56.2	1,734.6	—	5.0	(1,795.8)	—
Investment in subsidiaries	619.0	695.9	673.8	—	(1,988.7)	—
Total assets	$694.8	2,489.0	2,948.4	880.5	(3,855.1)	3,157.6
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	1.0	165.7	105.0	(22.8)	248.9
Accrued compensation	—	4.4	38.5	12.3	—	55.2
Accrued liabilities	0.5	19.1	27.2	53.6	(33.6)	66.8
Short-term debt	—	—	—	0.7	—	0.7
Current maturities, long-term debt and capital lease obligations	—	13.2	1.1	0.2	—	14.5
Total current liabilities	0.5	37.7	232.5	171.8	(56.4)	386.1
Long-term debt, less current maturities	—	1,826.9	—	0.2	—	1,827.1
Capital lease obligations	—	—	22.5	—	—	22.5
Deferred income taxes	—	5.0	233.4	7.1	(14.2)	231.3
Other long-term liabilities	—	0.4	26.5	24.7	—	51.6
Intercompany payables	58.2	—	1,737.6	—	(1,795.8)	—
Total liabilities	58.7	1,870.0	2,252.5	203.8	(1,866.4)	2,518.6
Stockholders’ equity:
Total equity attributable to stockholders	636.1	619.0	695.9	673.8	(1,988.7)	636.1
Noncontrolling interest	—	—	—	2.9	—	2.9
Total stockholders’ equity	636.1	619.0	695.9	676.7	(1,988.7)	639.0
Total liabilities and stockholders’ equity	$694.8	2,489.0	2,948.4	880.5	(3,855.1)	3,157.6

Condensed Consolidating Statements of Operations

(In millions)

For the Year Ended December 31, 2016	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Net sales	$—	—	2,182.5	752.4	(144.2)	2,790.7
Cost of sales	—	—	1,838.6	627.1	(144.2)	2,321.5
Gross profit	—	—	343.9	125.3	—	469.2
Selling, general and administrative expenses	—	—	197.5	44.8	—	242.3
Operating profit	—	—	146.4	80.5	—	226.9
Interest expense, net	—	98.7	(3.6)	8.4	—	103.5
Other, net	(4.3)	(8.3)	(4.3)	5.0	—	(11.9)
Other expense, net	(4.3)	90.4	(7.9)	13.4	—	91.6
Income (loss) before tax	4.3	(90.4)	154.3	67.1	—	135.3
Income tax expense (benefit)	1.1	(26.1)	44.5	18.9	—	38.4
Income (loss) before from equity in subsidiaries	3.2	(64.3)	109.8	48.2	—	96.9
Earnings from equity in subsidiaries	93.1	157.4	47.6	—	(298.1)	—
Net income	96.3	93.1	157.4	48.2	(298.1)	96.9
Income attributable to noncontrolling interest	—	—	—	0.6	—	0.6
Net income attributable to stockholders	$96.3	93.1	157.4	47.6	(298.1)	96.3

For the Year Ended December 31, 2015	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Net sales	$—	—	2,432.3	739.7	(124.7)	3,047.3
Cost of sales	—	—	2,034.4	621.6	(124.7)	2,531.3
Gross profit	—	—	397.9	118.1	—	516.0
Selling, general and administrative expenses	—	—	205.5	44.1	—	249.6
Operating profit	—	—	192.4	74.0	—	266.4
Interest expense, net	—	102.2	(4.2)	9.5	—	107.5
Loss on debt extinguishment	—	0.4	—	—	—	0.4
Other, net	—	(8.2)	(10.6)	3.4	—	(15.4)
Other expense, net	—	94.4	(14.8)	12.9	—	92.5
Income (loss) before tax	—	(94.4)	207.2	61.1	—	173.9
Income tax expense (benefit)	—	(30.9)	56.2	22.8	—	48.1
Income (loss) before from equity in subsidiaries	—	(63.5)	151.0	38.3	—	125.8
Earnings from equity in subsidiaries	125.4	188.9	37.9	—	(352.2)	—
Net income	125.4	125.4	188.9	38.3	(352.2)	125.8
Income attributable to noncontrolling interest	—	—	—	0.4	—	0.4
Net income attributable to stockholders	$125.4	125.4	188.9	37.9	(352.2)	125.4

Condensed Consolidating Statements of Operations

(In millions)

For the Year Ended December 31, 2014	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
Net sales	$—	—	2,109.6	723.7	(116.3)	2,717.0
Cost of sales	—	—	1,793.4	617.0	(116.3)	2,294.1
Gross profit	—	—	316.2	106.7	—	422.9
Selling, general and administrative expenses	—	—	157.2	37.4	—	194.6
Goodwill impairment	—	—	11.8	—	—	11.8
Acquisition costs	—	—	13.0	—	—	13.0
Operating profit	—	—	134.2	69.3	—	203.5
Interest expense, net	—	22.3	67.4	10.2	—	99.9
Loss on debt extinguishment	—	—	60.7	—	—	60.7
Other, net	—	—	(16.3)	5.0	—	(11.3)
Other expense, net	—	22.3	111.8	15.2	—	149.3
Income (loss) before tax	—	(22.3)	22.4	54.1	—	54.2
Income tax expense (benefit)	—	(8.8)	(26.8)	16.5	—	(19.1)
Income (loss) before from equity in subsidiaries	—	(13.5)	49.2	37.6	—	73.3
Earnings from equity in subsidiaries	72.9	86.4	37.2	—	(196.5)	—
Net income	72.9	72.9	86.4	37.6	(196.5)	73.3
Income attributable to noncontrolling interest	—	—	—	0.4	—	0.4
Net income attributable to stockholders	72.9	72.9	86.4	37.2	(196.5)	72.9

Condensed Consolidating Statements of Comprehensive Income

(In millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
For the year ended December 31, 2016
Net income	$96.3	93.1	157.4	48.2	(298.1)	96.9
Other comprehensive loss, net of tax:
Foreign currency translation	(21.7)	(22.0)	(22.0)	(20.3)	64.3	(21.7)
Net actuarial gain on defined benefit plans	(4.8)	(4.8)	(4.8)	(4.3)	13.9	(4.8)
Losses on defined benefit plans recognized in net income	0.2	0.2	0.2	—	(0.4)	0.2
Other comprehensive loss, net of tax	(26.3)	(26.6)	(26.6)	(24.6)	77.8	(26.3)
Comprehensive income	70.0	66.5	130.8	23.6	(220.3)	70.6
Less comprehensive income attributable tononcontrolling interest	—	—	—	0.5	—	0.5
Comprehensive income attributable to stockholders	$70.0	66.5	130.8	23.1	(220.3)	70.1
For the year ended December 31, 2015
Net income	$125.4	125.4	188.9	38.3	(352.2)	125.8
Other comprehensive loss, net of tax:
Foreign currency translation	(24.3)	(25.0)	(25.0)	(21.8)	71.8	(24.3)
Net actuarial gain on defined benefit plans	1.8	1.8	1.8	1.1	(4.7)	1.8
Losses on defined benefit plans recognized in net income	0.4	0.4	0.4	—	(0.8)	0.4
Other comprehensive loss, net of tax	(22.1)	(22.8)	(22.8)	(20.7)	66.3	(22.1)
Comprehensive income	103.3	102.6	166.1	17.6	(285.9)	103.7
Less comprehensive income attributable tononcontrolling interest	—	—	—	0.4	—	0.4
Comprehensive income attributable to stockholders	$103.3	102.6	166.1	17.2	(285.9)	103.3
For the year ended December 31, 2014
Net income	$72.9	72.9	86.4	37.6	(196.5)	73.3
Other comprehensive loss, net of tax:
Foreign currency translation	(23.9)	(23.5)	(23.5)	(22.2)	69.2	(23.9)
Net actuarial loss on defined benefit plans	(8.0)	(8.0)	(8.0)	(4.7)	20.7	(8.0)
Other comprehensive loss, net of tax	(31.9)	(31.5)	(31.5)	(26.9)	89.9	(31.9)
Comprehensive income	41.0	41.4	54.9	10.7	(106.6)	41.4
Less comprehensive income attributable tononcontrolling interest	—	—	—	0.4	—	0.4
Comprehensive income attributable to stockholders	41.0	41.4	54.9	10.3	(106.6)	41.0

Condensed Consolidating Statements of Cash Flows

(In millions)

	Parent	Issuer	Guarantor	Non- Guarantor	Eliminations	Consolidated
For the year ended December 31, 2016
Cash flows from operating activities:
Net cash provided by (used for) operatingactivities	$5.6	(68.4)	295.1	86.3	—	318.6
Cash flows from investing activities:
Capital expenditures	—	(1.6)	(134.5)	(58.4)	—	(194.5)
Proceeds from sale of fixed assets	—	—	0.1	0.4	—	0.5
Capitalized patent costs	—	—	(0.2)	—	—	(0.2)
Acquisition of business, net of cash acquired	—	—	(14.0)	—	—	(14.0)
Intercompany activity	42.0	116.5	—	—	(158.5)	—
Net cash provided by (used for) investingactivities	42.0	114.9	(148.6)	(58.0)	(158.5)	(208.2)
Cash flows from financing activities:
Dividends	(25.1)	—	—	—	—	(25.1)
Stock-based compensation activity, net	7.0	—	—	—	—	7.0
Purchases of treasury stock	(29.5)	—	—	—	—	(29.5)
Payments on long-term debt	—	(13.2)	—	—	—	(13.2)
Other debt, net	—	—	(1.3)	(0.1)	—	(1.4)
Intercompany activity	—	—	(155.1)	(3.4)	158.5	—
Net cash provided by (used for) financingactivities	(47.6)	(13.2)	(156.4)	(3.5)	158.5	(62.2)
Effect of exchange rates	—	—	—	(6.7)	—	(6.7)
Net increase (decrease) in cash and cash equivalents	$—	33.3	(9.9)	18.1	—	41.5
Cash and cash equivalents:
Cash and cash equivalents, beginning of year	—	50.5	10.8	106.9	—	168.2
Net increase (decrease) in cash and cash equivalents	—	33.3	(9.9)	18.1	—	41.5
Cash and cash equivalents, end of year	$—	83.8	0.9	125.0	—	209.7
For the year ended December 31, 2015
Cash flows from operating activities:
Net cash provided by (used for) operatingactivities	$8.6	(58.6)	319.5	60.5	—	330.0
Cash flows from investing activities:
Capital expenditures	—	(2.0)	(171.7)	(52.6)	—	(226.3)
Proceeds from sale of fixed assets	—	—	3.8	0.2	—	4.0
Capitalized patent costs	—	—	(0.4)	—	—	(0.4)
Intercompany activity	8.3	134.2	—	—	(142.5)	—
Net cash provided by (used for) investingactivities	8.3	132.2	(168.3)	(52.4)	(142.5)	(222.7)
Cash flows from financing activities:
Dividends	(18.2)	—	—	—	—	(18.2)
Stock-based compensation activity, net	1.4	—	—	—	—	1.4
Borrowings of revolving lines of credit	—	14.3	—	—	—	14.3
Repayments of revolving lines of credit	—	(14.3)	(0.3)	—	—	(14.6)
Proceeds from long-term debt	—	1,326.6	—	—	—	1,326.6
Payments on long-term debt	—	(1,391.6)	(0.2)	—	—	(1,391.8)
Other debt, net	—	—	(3.0)	(0.7)	—	(3.7)
Payment of debt issue costs	—	(0.1)	—	—	—	(0.1)
Payment of offering related costs	(0.1)	—	—	—	—	(0.1)
Intercompany activity	—	(10.2)	(140.2)	7.9	142.5	—
Net cash provided by (used for) financingactivities	(16.9)	(75.3)	(143.7)	7.2	142.5	(86.2)
Effect of exchange rates	—	—	—	(9.4)	—	(9.4)
Net increase (decrease) in cash and cash equivalents	$—	(1.7)	7.5	5.9	—	11.7
Cash and cash equivalents:
Cash and cash equivalents, beginning of year	$—	52.2	3.3	101.0	—	156.5
Net increase (decrease) in cash and cash equivalents	—	(1.7)	7.5	5.9	—	11.7
Cash and cash equivalents, end of year	$—	50.5	10.8	106.9	—	168.2

Condensed Consolidating Statements of Cash Flows (Continued)

(In millions)

	Parent	Issuer	Guarantor	Non-Guarantor	Eliminations	Consolidated
For the year ended December 31, 2014
Cash flows from operating activities:
Net cash provided by (used for) operating activities	$12.0	2.7	205.5	85.2	—	305.4
Cash flows from investing activities:
Capital expenditures	—	—	(116.8)	(39.6)	—	(156.4)
Proceeds from sale of fixed assets	—	—	0.5	0.9	—	1.4
Capitalized patent costs	—	—	(0.2)	—	—	(0.2)
Grede Transaction, net of cash acquired	—	—	(812.6)	(17.1)	—	(829.7)
Intercompany activity	(6.4)	(1,858.6)	—	—	1,865.0	—
Net cash used for investing activities	(6.4)	(1,858.6)	(929.1)	(55.8)	1,865.0	(984.9)
Cash flows from financing activities:
Cash dividends	—	—	(111.3)	—	—	(111.3)
Other stock activity	—	—	(2.4)	—	—	(2.4)
Proceeds from stock issuance	—	—	244.8	15.7	—	260.5
Borrowings of short-term debt	—	—	388.8	—	—	388.8
Repayments of short-term debt	—	—	(405.1)	(2.3)	—	(407.4)
Proceeds of long-term debt	—	1,943.3	715.0	—	—	2,658.3
Principal payments of long-term debt	—	(10.0)	(1,942.0)	—	—	(1,952.0)
Intercompany activity	—	—	1,865.0	—	(1,865.0)	—
Payment of debt issue costs	—	(25.2)	(20.2)	—	—	(45.4)
Other debt, net	—	—	(6.4)	(0.4)	—	(6.8)
Payment of offering related costs	(5.6)	—	—	—	—	(5.6)
Net cash provided by (used for) financing activities	(5.6)	1,908.1	726.2	13.0	(1,865.0)	776.7
Effect of exchange rates	—	—	—	(8.9)	—	(8.9)
Net increase in cash and cash equivalents	$—	52.2	2.6	33.5	—	88.3
Cash and cash equivalents:
Cash and cash equivalents, beginning of year	$—	—	0.7	67.5	—	68.2
Net increase in cash and cash equivalents	—	52.2	2.6	33.5	—	88.3
Cash and cash equivalents, end of year	$—	52.2	3.3	101.0	—	156.5

(25) Subsequent Events

On February 24, 2017, our board of directors declared a dividend of $0.0925 per share, payable March 24, 2017 to stockholders of record as of March 10, 2017.